EXHIBIT 99.1

Golar LNG Partners LP Second Quarter 2017 Cash Distribution

Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended June 30, 2017 of $0.5775 per unit. This cash distribution will be paid on August 14, 2017 to all unitholders of record as of the close of business on August 4, 2017.

Golar LNG Partners LP
Hamilton, Bermuda
July 21, 2017

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.